UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

TABLE OF CONTENTS

Page

Signatures	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 1, 2011

Exhibit 99.1

Company Contact:

Vimicro International Corporation

Mr. Anan Liu, Investor Relations Manager

Phone: +86 (10) 6894 8888 ext. 7453

E-mail: liuanan@vimicro.com

Ms. Sandy Song, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7401

E-mail: songzheng@vimicro.com

www.vimicro.com

Investor Contacts:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Partner

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com

Vimicro Reports Fourth-Quarter and Full-Year 2010 and Preliminary

First-Quarter 2011 Results

• Revenue Growth of 44.0% in 2010 and 22.8% in the Fourth Quarter of 2010 from Continuing Operations

• Fourth-Quarter Revenues of $28.4 million Including Discontinued Operations Exceed Guidance

BEIJING, China – June 30, 2011 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and surveillance solution provider, today announced financial results for the three months and full year ended December 31, 2010 and preliminary results for the three months ended March 31, 2011.

Fourth-Quarter 2010 Results

In December 2010, the Company divested certain non-core IC business lines as part of its updated strategy to focus on core businesses such as multimedia semiconductors and surveillance solutions. The Company is reporting results for continuing operations, and results from prior periods have been revised to be comparable.

Total net revenue in the fourth quarter of 2010, including continuing and discontinued operations, was $28.4 million, which exceeded the high end of the guidance range of $26 to $28 million provided in the third-quarter earnings release. Combined revenues increased 19.5% year over year and 7.0% sequentially.

Net revenue in the fourth quarter of 2010 from continuing operations was $24.4 million, compared to $23.2 million in the third quarter of 2010 and $19.8 million in the fourth quarter of 2009. These figures exclude $4.0 million, $3.3 million, and $3.9 million of revenue from discontinued operations in the fourth and third quarters of 2010 and the fourth quarter of 2009, respectively. The 22.8% year-over-year revenue increase derived from growth in all business lines, particularly from PC/notebook multimedia processors and surveillance. Fourth-quarter net revenue was up 5.0% sequentially.

“Our fourth-quarter net revenues showed healthy year-over-year growth and were also up solidly on a sequential basis,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Surveillance revenues more than doubled in 2010, representing a strong year and validating our new product platform, and we were also encouraged by the Standardization Administration of China’s release of the SVAC standard on December 31, 2010. In the fourth quarter, we also experienced solid growth in revenues from sales of PC and notebook multimedia processors, as we introduced several new image processors that strengthen our position in the PC imaging market. Mobile-phone revenue remained flattish but began to soften for TD-SCDMA products in the fourth quarter.”

Cost of revenue in Q4 was $17.3 million, compared with $16.0 million in the third quarter. The gross margin in the fourth quarter was 29.0%, compared with 30.9% in the previous quarter, the decrease due to changes in product mix.

Operating expenses in the fourth quarter of 2010 were $13.3 million, which includes $0.9 million of share-compensation expense, as compared to $12.4 million in the third quarter. Operating expenses increased sequentially due to investments to grow the surveillance business.

Non-GAAP net income attributed to Vimicro International Corporation, excluding $0.9 million in share-based compensation, was a loss of $5.3 million, or approximately $0.15 per ADS. Fourth-quarter 2010 GAAP net loss was $8.3 million.

Full-Year 2010 Results

Including discontinued operations, net revenue in 2010 was $101.3 million, an increase of 38.9% versus 2009.

For the year ended December 31, 2010, net revenue from continuing operations was $90.8 million, up 44.0% from $63.0 million in 2009. The increase in sales was primarily attributable to higher sales across all product lines, particularly for PC/notebook multimedia processors and surveillance products. These figures exclude $10.5 million and $9.9 million in revenue from discontinued operations in 2010 and 2009, respectively.

Cost of revenue in 2010 was $61.9 million, compared with $42.4 million in the prior year. The gross margin in 2010 was 31.8%, compared with 32.7% in the previous year, due to changes in product mix.

Operating expenses in 2010 were $49.9 million, which includes $4.1 million of share-compensation expense, as compared to $40.1 million in the prior year. Operating expenses increased due to investments to grow the surveillance business.

The non-GAAP net loss attributable to Vimicro International Corporation, excluding $4.1 million, in share-based compensation was $14.5 million, or approximately $0.39 per ADS, compared to a loss of $9.8 million, or $0.27 per ADS, in 2009. The full-year 2010 GAAP net loss was $25.1 million.

As of December 31, 2010, the Company had cash and cash equivalents of approximately $69.5 million, short-term time deposits of $12.4 million, and total current assets of approximately $135.3 million. As of December 31, 2010, Vimicro had working capital of approximately $109.6 million and no long-term debt on its balance sheet.

Dr. Deng continued, “In 2010, we experienced revenue growth in all of our product lines. In December 2010, we announced a restructuring of our business to intensify our focus on our core businesses, such as the PC and surveillance business. We are especially encouraged by the final release of the SVAC standard, which will promote the growth of the domestic surveillance market and provide new revenue opportunities for us, and we expect continued strong growth in our surveillance business during the next few years. We expect our PC/notebook business to stabilize in the second half of the year, which will provide a solid foundation for growth in our surveillance solutions business.”

Preliminary First-Quarter 2011 Results

In the first quarter of 2011, revenues from continuing operations are expected to be approximately $13.2 million. The sequential decline in revenues in the first quarter was due to a product transition to a higher-performance, lower-cost chip in our PC/notebook business and a decline in mobile handset demand from specific carriers, and a combination of seasonal factors, including the Chinese New Year holiday.

Business Outlook

For the second quarter of 2011, the Company expects revenues of $14 to 16 million, due to sequential growth in our PC/notebook multimedia processor and surveillance businesses.

Subsequent Events

On December 31, 2010, the Standardization Administration of China released the first, digital surveillance standard for Surveillance Video and Audio Coding (SVAC). This national standard for China was co-initiated and co-developed by Vimicro and the First Research Institute of Ministry of Public Security, along with contributions from more than 40 scientific research institutes, universities and security industry companies. SVAC is the first technology standard designed to solve the unique needs of the surveillance industry and has special significance for the establishment of China public security and criminal prevention systems.

On December 31, 2010, the Company announced the signing of an agreement for the divestiture of its analog integrated circuit, MP4, advanced multimedia and Bluetooth product lines, as well as land use rights as part of its updated strategy to focus on core businesses.

Financial Results Conference Call and Webcast

Vimicro will host a conference call on Thursday, June 30, 2011 at 5:00 p.m. Eastern Daylight Time to discuss the Company’s fourth quarter and full-year 2010 and preliminary first-quarter 2011 results. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 901-5217. International callers should dial +1 (617) 786-2964. When prompted by the operator, mention conference pass code 16070973.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Thursday, June 30, 2011, at 8:00 p.m. EDT. To access the replay, please dial +1 (888) 286-8010, international callers dial +1 (617) 801-6888, and enter the pass code 23932141.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses, inventory reserves related to divested assets and discontinued operations. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of December 31, 2010, which was RMB 6.62 to $1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	12/31/2010	12/31/2009
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	69,491	84,510
Short-term time deposits	12,380	43,935
Restricted cash	4,958	132
Marketable equity securities	1,436	543

Accounts and notes receivable, net of provision for doubtful accounts of nil and $418 as of December 31, 2009 and 2010, respectively	18,647	9,462

Amounts due from related party	10,465	0
Inventories	13,751	8,804

Prepayments and other current assets, net of provision for doubtful accounts of nil and $18 as of December 31, 2009 and 2010, respectively	4,191	4,155

Deferred tax assets	2	3

Total current assets	135,321	151,544
Investment in an unconsolidated affiliate	87	0
Property, equipment and software, net	9,600	9,015
Land use rights	20,703	10,905
Intangible assets, net	2,929	3,819
Goodwill	2,082	2,019
Other assets	1,203	973

Total assets	171,925	178,275

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	7,378	4,958
Amounts due to related party	4,848	0
Notes payable	30	0
Taxes payable	1,001	879
Advances from customers	291	649
Accrued expenses and other current liabilities	7,613	5,900
Deferred government grant	4,550	3,844

Total current liabilities	25,711	16,230
Non-Current liabilities:
Deferred tax liabilities	40	196
Product warranty	142	25

Total liabilities	25,893	16,451

Commitments and contingencies

Shareholders’ equity:
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 147,643,168 and 147,135,996 shares issued and outstanding as of December 31, 2009 and 2010, respectively	15	15
Additional paid-in capital	156,415	151,672
Treasury stock	(3,836)	(2,664)
Accumulated other comprehensive income	12,383	9,967
Accumulated deficit	(54,430)	(35,786)
Statutory reserve	2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation	113,329	125,986

Non-controlling interest	32,703	35,838

Total shareholders’ equity	146,032	161,824

Total liabilities and shareholders’ equity	171,925	178,275

Vimicro International Corporation

Consolidated Statement Of Operations And Comprenhensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2010 Q4	2010 Q3	2009 Q4	FY2010	FY2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Net revenue	24,373	23,207	19,848	90,785	63,044

Cost of revenue	(17,307)	(16,043)	(13,126)	(61,922)	(42,420)

Gross profit	7,066	7,164	6,722	28,863	20,624

Operating expenses:
Research and development, net	(7,109)	(6,994)	(6,470)	(29,613)	(22,603)
Selling and marketing	(2,270)	(2,050)	(1,570)	(7,515)	(4,624)
General and administrative	(3,893)	(3,393)	(2,514)	(12,812)	(12,877)

Total operating expenses	(13,272)	(12,437)	(10,554)	(49,940)	(40,104)

Loss from operations	(6,206)	(5,273)	(3,832)	(21,077)	(19,480)

Other income/(expense):
Interest income	220	263	311	1,071	1,422
Foreign exchange gain/(loss), net	259	356	(15)	634	(7)
Gain on disposal of marketable equity securities	367	0	1,949	367	2,461
Others, net	94	7	48	465	408

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate	(5,266)	(4,647)	(1,539)	(18,540)	(15,196)

Income taxes benefit/(expense)	849	(245)	(91)	(86)	(91)

Net loss before share of profit/(loss) of an unconsolidated affiliate	(4,417)	(4,892)	(1,630)	(18,626)	(15,287)

Equity in profit/(loss) of an unconsolidated affiliate, net of tax	0	0	0	0	3

Net loss from continuing operations	(4,417)	(4,892)	(1,630)	(18,626)	(15,284)

Loss from discontinued operations, net of income tax	(3,876)	(442)	39	(6,481)	(5,397)

Net loss	(8,293)	(5,334)	(1,591)	(25,107)	(20,681)

Less: loss attributable to non-controlling interest	(2,110)	(1,564)	(993)	(6,463)	(1,914)

Loss attributed to Vimicro International Corporation	(6,183)	(3,770)	(598)	(18,644)	(18,767)

Other comprehensive loss/(income):
Foreign currency translation adjustment	942	1,102	(29)	2,535	93
Unrealized (loss)/gain on marketable equity securities	257	380	(1,472)	913	484

Total comprehensive loss	(7,094)	(3,852)	(3,092)	(21,659)	(20,104)
Less: comprehensive loss attributable to non-controlling interest	(1,720)	(1,107)	(990)	(5,431)	(1,869)
Comprehensive loss attributable to Vimicro International Corporation	(5,374)	(2,745)	(2,102)	(16,228)	(18,235)

Loss per share - basic and diluted
continuing operations	(0.01)	(0.02)	(0.00)	(0.09)	(0.09)
discontinued operations	(0.03)	(0.00)	0.00	(0.04)	(0.04)

Total loss per share- basic and diluted	(0.04)	(0.03)	(0.00)	(0.13)	(0.13)

Loss per ADS Basic and Diluted
continuing operations	(0.07)	(0.09)	(0.02)	(0.33)	(0.37)
discontinued operations	(0.10)	(0.01)	0.00	(0.18)	(0.15)

Total loss per ADS- basic and diluted	(0.17)	(0.10)	(0.02)	(0.50)	(0.52)

Weighted average number of ordinary shares outstanding
Basic and Diluted	147,977,600	147,937,401	147,518,482	147,815,985	143,182,200

Weighted average number of ADS outstanding
Basic and Diluted	36,994,400	36,984,350	36,879,621	36,953,996	35,795,550

Components of share-based compensation expenses are included in the following expense captions:

Research and development, net	(461)	(503)	(437)	(1,918)	(3,119)
Selling and marketing	(39)	(45)	(52)	(190)	(261)
General and administrative	(384)	(519)	(437)	(1,955)	(5,575)

Total	(884)	(1,067)	(926)	(4,063)	(8,955)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended			Three months ended			Three months ended			Twelve months ended			Twelve months ended
	December 31,			September 30,			December 31,			December 31,			December 31,
	2010			2010			2009			2010			2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(6,206)	884	(5,322)	(5,273)	1,067	(4,206)	(3,832)	926	(2,906)	(21,077)	4,063	(17,014)	(19,480)	8,955	(10,525)

(Loss)/income attributed to Vimicro International Corporation	(6,183)	884	(5,299)	(3,770)	1,067	(2,703)	(600)	926	326	(18,644)	4,063	(14,581)	(18,767)	8,955	(9,812)

Diluted (loss)/income per ADS	(0.07)	0.02	(0.05)	(0.09)	0.03	(0.06)	(0.02)	0.03	0.01	(0.33)	0.11	(0.22)	(0.37)	0.25	(0.12)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.